

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 9, 2022

Glendon E. French
President and Chief Executive Officer
Pulmonx Corporation
700 Chesapeake Drive
Redwood City, CA 94063

      Re: Pulmonx Corporation
          Registration Statement on Form S-3
          Filed November 3, 2022
          File No. 333-268130

Dear Glendon E. French:

     This is to advise you that we have not reviewed and will not review your registration statement.

     Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please contact Benjamin Richie at 202-551-7857 with any questions.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Industrial Applications and Services

cc: Mark Weeks